FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated February 28, 2011: Excel Maritime Reports Results for the Fourth Quarter and Year ended December 31, 2010.

Exhibit 1

Excel Maritime Reports Results for the Fourth Quarter and Year ended December 31, 2010

ATHENS, GREECE – February 28, 2011 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the fourth quarter and year ended December 31, 2010.

Fourth Quarter and Twelve-Month 2010 Highlights:

	Three-Months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$102.6	$107.0	$391.7	$423.0
Net Income	$81.8	$63.6	$339.8	$257.8
Adjusted Net Income (Loss)	$4.0	$12.0	$(8.2)	$33.5
Earnings per Share-Diluted	$1.00	$0.76	$4.85	$3.10
Adjusted Earnings (losses) per Share-Diluted	$0.05	$0.14	$(0.12)	$0.40
Adjusted EBITDA	$62.0	$61.9	$231.7	$246.2
Time Charter Equivalent (TCE) per day	$22,686	$22,440	$21,932	$23,421

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “We are pleased to report a profitable set of operating results for the 4th Quarter of 2010, complementing our consistently strong performance throughout 2010. In particular, against a volatile freight environment during the 4th Quarter, we recorded Adjusted EBITDA of $61.9m and Adjusted EPS of $0.14 contributing to full year 2010 Adjusted EBITDA and Adjusted EPS of $246.2m and $0.40 respectively. Throughout the past period we continued to fix our open vessels under time charters reaching a fleet wide time charter coverage of 56% for 2011, which will enable us to increase our cash flow visibility and further lower our breakeven levels. While we expect that deliveries of new vessels in 2011 will cause some volatility in freight rates, we remain cautiously optimistic in the dry bulk market outlook based on emerging markets being the principal drivers of growth. We believe that Excel with its diversified quality asset base and absence of newbuild commitments is well positioned to generate strong cash flows and returns through the investment cycle.”

Fourth Quarter 2010 Results:

Excel reported voyage revenues for the fourth quarter of 2010 amounted to $107.0 million as compared to $102.6 million for the same period in 2009, an increase of approximately 4.3%.

Adjusted EBITDA for the fourth quarter of 2010 was $61.9 million compared to $62.0 million for the fourth quarter of 2009, a decrease of approximately 0.2%.

Net profit for the quarter amounted to $63.6 million or $0.76 per weighted average diluted share compared to a net profit of $81.8 million or $1.00 per weighted average diluted share in the fourth quarter of 2009.

The fourth quarter 2010 results include a non-cash unrealized gain on derivative financial instruments of $10.8 million compared to a non-cash unrealized gain on derivative financial instruments of $8.1 million in the corresponding period in 2009.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $40.9 million ($0.49 per weighted average diluted share) and $73.4 million ($0.90 per weighted average diluted share) for the fourth quarter of 2010 and 2009, respectively.

In addition, the fourth quarter 2009 results include a non cash loss on disposal of an ownership interest in one of our joint ventures amounting to $3.7 million.

Adjusted net income, excluding all the above items, for the fourth quarter of 2010 would have amounted to $12.0 million or $0.14 per weighted average diluted share compared to an adjusted net income, excluding all the above items, for the fourth quarter of 2009 of $4.0 million or $0.05 per weighted average diluted share.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $2.2 million ($0.03 per weighted average diluted share) and $5.5 million ($0.07 per weighted average diluted share), for the quarter ended December 31, 2010 and 2009, respectively.

An average of 48.0 and 47.0 vessels were operated during the fourth quarter of 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $22,440 and $22,686 per day, respectively.

A reconciliation of adjusted EBITDA to Net Income and adjusted net income to net income and for a calculation of the TCE is provided in a later section of this press release.

Year 2010 Results:

Voyage revenues for the year ended December 31, 2010 amounted to $423.0 million as compared to $391.7 million for the same period in 2009, an increase of approximately 8%.

Adjusted EBITDA for the year was $246.2 million compared to $231.7 million for the respective period of 2009, an increase of approximately 6.3%.

Net profit for the year amounted to $257.8 million or $3.10 per weighted average diluted share compared to a net profit of $339.8 million or $4.85 per weighted average diluted share in the respective period of 2009.

The results for the year ended December 31, 2010 include a non-cash unrealized gain on derivative financial instruments of $1.9 million compared to a non-cash unrealized gain on derivative financial instruments of $27.2 million in the corresponding period in 2009. In addition, the results for the year ended December 31, 2009 include $0.1 million of a non-cash gain on sale of a vessel and $3.7 million relating to the loss on disposal of our ownership interest in one of our joint ventures.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were recorded upon acquiring Quintana on April 15, 2008 amounting to a net income of $222.4 million ($2.68 per weighted average diluted share) and $324.4 million ($4.63 per weighted average diluted share) for the year ended December 31, 2010 and 2009, respectively.

Adjusted net income, excluding all the above items, for the year ended December 31, 2010 would have amounted to $33.5 million or $0.40 per weighted average diluted share compared to an adjusted net loss, excluding all the above items, for the respective period of 2009 of $8.2 million or $0.12 per weighted average diluted share. A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $9.6 million ($0.12 per weighted average diluted share) and $19.8 million ($0.28 per weighted average diluted share), for the year ended December 31, 2010 and 2009, respectively.

An average of 47.7 and 47.2 vessels were operated during the year ended December 31, 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $23,421 and $21,932 per day, respectively. Please refer to a subsequent section of this press release for a calculation of the TCE.

A reconciliation of adjusted EBITDA to Net Income and adjusted net income to net income and for a calculation of the TCE is provided in a later section of this pres release.

Fourth Quarter 2010 Corporate Developments

New-building Vessel

On October 1, 2010, we paid an amount of $15.6 million to the shipyard constructing the M/V Mairaki, representing the scheduled installment due on the vessel launching. The M/V Mairaki is a Capesize vessel with a carrying capacity of 181,000 dwt and was delivered from the STX Shipyard in South Korea on January 10, 2011 as discussed below.

Cashless exercise of warrants

On November 16, 2010, two holders of our warrants exercised the remaining 4,071,428 warrants on a cashless basis and received an aggregate of 1,813,108 Class A common shares. The number of common shares issued in connection with the cashless exercise was based on the applicable market price of the common shares, which was $6.31. No cash consideration was paid on the exercise of the warrants for these common shares.

Recent Developments

On January 10, 2011, we took delivery of the vessel M/V Mairaki and paid an amount of $17.6 million to the shipyard, representing the delivery installment and other minor delivery costs of $0.2 million. Of this amount $16.1 million was funded from a drawdown under the ship-owning company’s credit facility and the remaining amount was financed from the Company’s own funds. Upon its delivery, the M/V Mairaki, a Capesize vessel of 181,000 dwt commenced a period charter until February 2016 at a daily rate of $28,000 plus a 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

On January 7, 2011, we entered into a Memorandum of Agreement (MOA) to sell the M/V Marybelle, a Handymax vessel of 42,552 dwt built in 1987, for net proceeds of approximately $10.0 million and realized a gain of approximately $1.3 million which will be recognized upon delivery of the vessel to her new owners. The vessel delivery took place on February 10, 2011. Following the sale, an amount of approximately $7.8 million was repaid under our Nordea credit facility.

As of February 2011, Mr. Lefteris Papatrifon has resigned as a director of the Company in order to pursue his own private activities.

Vessels’ Fixtures

During December 2010, the M/V Iron Brooke (82,594 dwt, 2007), M/V Iron Lindrew (82,598 dwt, 2007), M/V Iron Manolis (82,269 dwt, 2007), M/V Iron Anne (82,220 dwt, 2006), M/V Iron Kalypso (82,224 dwt, 2006), M/V Iron Fuzeyya (82,209 dwt, 2006) and M/V Ore Hansa (82,209 dwt, 2006)  were fixed under separate time charters for a period of 11-13 months at a daily rate linked to the Baltic Panamax index (BPI) with a guaranteed minimum rate (floor) ranging from $14,500 to $15,000 per day.

In February 2011, the M/V Coal Pride (72,493 dwt, 1999) and the M/V Coal Glory (73,670 dwt, 1995) were fixed under separate time charters for a period of 11-13 months at a daily rate of $16,750.

Time Charter Coverage

As of today, we have secured under contracted employment 92% and 56% of our available days of our Capesize vessels and Kamsarmax/Panamax vessels respectively, for the year ending December 31, 2011 while our secured contracted employment for the whole fleet is 56% for the same period.

Also, we have secured under contracted employment 79% of our available days of our Capesize vessels for the year ending December 31, 2012.

Conference Call Details:

Tomorrow March 1, 2011 at 10:30 A.M EST, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until March 8, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	Three- month period ended December 31,
	2009	2010
REVENUES:
Voyage revenues	$102,634	$107,001
Time Charter fair value amortization	83,497	50,959
Revenue from managing related party vessels	106	61
Revenue from operations	186,237	158,021

EXPENSES:
Voyage expenses	4,971	8,005
Charter hire expense	8,276	8,275
Charter hire amortization	10,068	10,069
Commissions to a related party	658	957
Vessel operating expenses	20,316	22,205
Depreciation expense	31,075	31,821
Dry-docking and special survey cost	1,622	1,723
General and administrative expenses	12,178	8,336
	89,164	91,391

Loss on disposal of JV ownership interest	(3,705)	-

Income from operations	93,368	66,630

OTHER INCOME (EXPENSES):
Interest and finance costs	(12,004)	(7,514)
Interest income	286	380
Gains on derivative financial instruments	107	3,908
Foreign exchange losses	(91)	(1)
Other, net	225	715
Total other income (expenses), net	(11,477)	(2,512)

Net income before taxes and loss assumed (income earned) by non controlling interest	81,891	64,118

US Source Income taxes	(145)	(114)

Net income	81,746	64,004

Loss assumed (income earned) by non-controlling interest	30	(388)

Net income attributable to Excel Maritime Carriers Ltd.	$81,776	$63,616

Earnings per common share, basic	$1.05	$0.78
Weighted average number of shares, basic	77,895,466	82,044,441
Earnings per common share, diluted	$1.00	$0.76
Weighted average number of shares, diluted	81,546,216	84,117,892

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	Year ended December 31,
	2009	2010
REVENUES:
Voyage revenues	$391,746	$422,966
Time Charter fair value amortization	364,368	262,305
Revenue from managing related party vessels	488	376
Revenue from operations	756,602	685,647

EXPENSES:
Voyage expenses	19,317	27,563
Charter hire expense	32,832	32,831
Charter hire amortization	39,952	39,945
Commissions to a related party	2,260	3,188
Vessel operating expenses	83,197	86,700
Depreciation expense	123,411	125,283
Dry-docking and special survey cost	11,379	11,243
General and administrative expenses	42,995	35,748
	355,343	362,501

Gain on sale of vessel	61	-
Loss on disposal of JV ownership interest	(3,705)	-

Income from operations	397,615	323,146

OTHER INCOME (EXPENSES):
Interest and finance costs	(57,096)	(37,893)
Interest income	809	1,436
Losses on derivative financial instruments	(1,126)	(27,290)
Foreign exchange losses	(322)	(44)
Other, net	408	243
Total other income (expenses), net	(57,327)	(63,548)

Net income before taxes and loss assumed (income earned) by non controlling interest	340,288	259,598

US Source Income taxes	(660)	(772)

Net income	339,628	258,826

Loss assumed (income earned) by non-controlling interest	154	(997)

Net income attributable to Excel Maritime Carriers Ltd.	$339,782	$257,829

Earnings per common share, basic	$5.03	$3.20
Weighted average number of shares, basic	67,565,178	80,629,221
Earnings per common share, diluted	$4.85	$3.10
Weighted average number of shares, diluted	69,999,760	83,102,923

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 AND 2010 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2009	December 31, 2010

CURRENT ASSETS:
Cash and cash equivalents	$100,098	$65,917
Restricted cash	34,426	6,721
Accounts receivable	3,784	7,961
Other current assets	9,792	16,602
Total current assets	148,100	97,201

FIXED ASSETS:
Vessels, net	2,660,163	2,622,631
Advances for vessels under construction	71,184	76,585
Office furniture and equipment, net	1,450	1,147
Total fixed assets, net	2,732,797	2,700,363

OTHER NON CURRENT ASSETS:
Time charters acquired, net	224,311	184,366
Derivative financial instruments	-	923
Restricted cash	24,974	48,967

Total assets	$3,130,182	$3,031,820

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$134,681	$107,369
Accounts payable	5,349	11,101
Other current liabilities	47,801	32,322
Derivative financial instruments	29,343	21,945
Total current liabilities	217,174	172,737

Long-term debt, net of current portion and net of deferred financing fees	1,121,765	1,046,672
Time charters acquired, net	280,413	18,108
Derivative financial instruments	24,558	30,155

Total liabilities	1,643,910	1,267,672

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	799	851
Additional paid-in capital	1,046,606	1,061,134
Other Comprehensive Income (loss)	(85)	211
Retained earnings	433,845	691,674
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,480,976	1,753,681
Non-controlling interests	5,296	10,467
Total Stockholders’ Equity	1,486,272	1,764,148

Total liabilities and stockholders’ equity	$3,130,182	$3,031,820

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In thousands of U.S. Dollars)

	Year ended December 31,
	2009	2010
Cash Flows from Operating Activities:
Net income	$339,628	$258,826
Adjustments to reconcile net income to net cash provided by operating activities	(194,786)	(79,117)
Changes in operating assets and liabilities:
Operating assets	3,629	(11,483)
Operating liabilities	(1,219)	(9,727)
Net Cash provided by Operating Activities	$147,252	$158,499

Cash Flows from Investing Activities:
Advances for vessels under construction	(9,379)	(92,701)
Additions to vessel cost	(113)	(13)
Additions to office furniture and equipment	(146)	(135)
Proceeds received from Oceanaut liquidation	5,212	-
Joint ventures ownership transfer	(1,591)	-
Proceeds from sale of vessel	3,735	-
Net cash used in Investing Activities	$(2,282)	$(92,849)

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(34,400)	3,712
Proceeds from long-term debt	5,067	72,967
Repayment of long-term debt	(216,851)	(184,815)
Payment of financing costs	(1,938)	(802)
Issuance of common stock-related party	44,983	4,933
Issuance of common stock	45,147	-
Capital contributions from non-controlling interest owners	3,328	4,174
Net cash used in Financing Activities	$(154,664)	$(99,831)

Net decrease in cash and cash equivalents	(9,694)	(34,181)
Cash and cash equivalents at beginning of year	109,792	100,098
Cash and cash equivalents at end of the year	$100,098	$65,917

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$56,159	$31,950
U.S. Source Income taxes	740	871

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three- months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
Net income	$81,776	$63,616	$339,782	$257,829
Interest and finance costs, net (1)	19,675	13,995	84,651	65,690
Depreciation	31,075	31,821	123,411	125,283
Dry-dock and special survey cost	1,622	1,723	11,379	11,243
Loss on disposal of JV ownership interest	3,705	-	3,705	-
Unrealized gain on derivative financial instruments	(8,064)	(10,769)	(27,238)	(1,943)
Amortization of T/C fair values (2)	(73,429)	(40,890)	(324,416)	(222,360)
Stock based compensation	5,528	2,247	19,847	9,647
Gain on sale of vessel	-	-	(61)	-
Taxes	145	114	660	772
Adjusted EBITDA	$62,033	$61,857	$231,720	$246,161

(1) Includes swap interest paid and received
(2) Analysis:
	Three-months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
Non-cash amortization of unfavorable time charters in revenue	$(71,883)	$(50,959)	$(301,280)	$(235,379)
Non-cash accelerated amortization of M/V Sandra, Coal Pride and Grain Harvester time charter fair value due to charter termination	(11,614)	-	(63,088)	-
Non-cash accelerated amortization of M/V Iron Miner time charter fair value due to charter termination	-	-	-	(26,926)
Non-cash amortization of favorable time charters in charter hire expense	10,068	10,069	39,952	39,945
	$(73,429)	$(40,890)	$(324,416)	$(222,360)

Reconciliation of Net Income to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	Three-months ended December 31,		Year Ended December 31,
	2009	2010	2009	2010
Net income	$81,776	$63,616	$339,782	$257,829
Unrealized gain on derivative financial instruments	(8,064)	(10,769)	(27,238)	(1,943)
Gain on sale of vessel	-	-	(61)	-
Loss on disposal of JV ownership interest	3,705	-	3,705	-
Amortization of T/C fair values	(73,429)	(40,890)	(324,416)	(222,360)
Adjusted Net Income (loss)	$3,988	$11,957	$(8,228)	$33,526

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in U.S. Dollars)
	Three month period ended December 31,		Year Ended December 31,
	2009	2010	2009		2010
Earnings per Share (Diluted)	$1.00	$0.76	$4.85		$3.10
Unrealized gain on derivative financial instruments	(0.10)	(0.13)	(0.41)		(0.02)
Gain on sale of vessel	-	-	-	(*)	-
Loss on disposal of JV ownership interest	0.05	-	0.07		-
Amortization of T/C fair values	(0.90)	(0.49)	(4.63)		(2.68)
Adjusted Earnings (losses) per Share (Diluted)	$0.05	$0.14	$(0.12)		$0.40

(*) Effect insignificant

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our derivative transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and eliminating the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters and one Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and four Handymax vessels) with a total carrying capacity of over 4.0 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “will” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the quarter and year ended December 31, 2010 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	Three- months ended December 31,		Year ended December 31,
	2009	2010	2009	2010
Total calendar days	4,324	4,416	17,229	17,401
Available days under period charter	2,777	2,791	11,363	10,785
Available days under spot/short duration charter	1,499	1,578	5,515	5,961
Utilization	98.9%	98.9%	98.0%	96.2%
Time charter equivalent per ship per day-period	23,866	25,238	25,344	24,635
Time charter equivalent per ship per day-spot	20,510	17,494	14,901	21,226
Time charter equivalent per ship per day-weighted average	22,686	22,440	21,932	23,421
Net daily revenue per ship per day	22,434	22,201	21,485	22,540
Vessel operating expenses per ship per day	(4,698)	(5,028)	(4,829)	(4,982)
Net Operating cash flows per ship per day before G&A expenses	17,736	17,173	16,656	17,558

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	Three-months ended December 31,		Year ended December 31 ,
	2009	2010	2009	2010
Voyage revenues	102,634	107,001	391,746	422,966
Voyage expenses	(5,629)	(8,962)	(21,577)	(30,751)
Total revenue, net of voyage expenses	97,005	98,039	370,169	392,215
Total available days	4,276	4,369	16,878	16,746
Daily Time charter equivalent	$22,686	$22,440	$21,932	$23,421

Net daily revenue: We define this as the daily TCE rate including idle time.

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense: This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	1Q’11	2Q’11	3Q’11	4Q’11	Total

Amortization of unfavorable time charters (1)	$0.8	$0.8	$0.9	$0.9	$3.4
Amortization of favorable time charters (2)	$(9.9)	$(10.1)	$(10.1)	$(10.1)	$(40.2)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of February 25, 2011:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Charter Expiration
Mairaki (1)	181,000	2011	Period	$28,000	Feb 2016
Christine (1) (2)	180,000	2010	Period	$25,000	Aug 2015
Sandra (1)	180,274	2008	Period	$26,500	Feb 2016
Iron Miner	177,931	2007	Period	$41,355	Feb 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Spot
Lowlands Beilun (3)	170,162	1999	Period	$28,000	Sept 2015
Total Capesize	1,217,803
Iron Manolis (4)	82,269	2007	Period	$14,500 (floor)	Dec 2011
Iron Brooke(4)	82,594	2007	Period	$14,500 (floor)	Dec 2011
Iron Lindrew(4)	82,598	2007	Period	$14,500 (floor)	Dec 2011
Coal Hunter	82,298	2006	Spot
Pascha	82,574	2006	Period	$24,000	Nov 2011
Coal Gypsy	82,221	2006	Period	$24,000	Nov 2011
Iron Anne(4)	82,220	2006	Period	$14,500 (floor)	Dec 2011
Iron Vassilis	82,257	2006	Spot
Iron Bill	82,187	2006	Spot
Santa Barbara	82,266	2006	Spot
Ore Hansa(4)	82,209	2006	Period	$15,000 (floor)	Feb 2012
Iron Kalypso(4)	82,224	2006	Period	$15,000 (floor)	Feb 2012
Iron Fuzeyya(4)	82,209	2006	Period	$15,000 (floor)	Jan 2012
Iron Bradyn	82,769	2005	Spot
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Period	$30,000	May 2011
Grain Express	76,466	2004	Period	$24,000	Dec 2011
Iron Knight	76,429	2004	Spot
Coal Pride	72,493	1999	Period	$16,750	Apr 2012
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Period	$27,000	Jul 2011
Iron Man (A)	72,861	1997	Spot
Coal Age (A)	72,824	1997	Spot
Fearless I (A)	73,427	1997	Period	$24,650	Oct 2011
Barbara (A)	73,307	1997	Spot
Linda Leah (A)	73,317	1997	Period	$24,000	Apr 2011
King Coal (A)	72,873	1997	Period	$56,000	Jul 2011
Coal Glory (A)	73,670	1995	Period	$16,750	Apr 2012
Powerful	70,083	1994	Period	$25,000	Aug 2011
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Spot
Renuar	70,155	1993	Period	$22,500	Mar 2011
Fortezza	69,634	1993	Period	$27,000	Jul 2011
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	167,060
Total Fleet	4,178,578
Average age		10.0 Yrs

(1) The charter has a 50% profit sharing over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) The charter has a 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

(4) Charter rate based on the average of the AV4 BPI rates, as published by the Baltic Exchange for the preceding 15 days prior to hire payment with a guaranteed minimum rate (floor) ranging from $14,500 to $15,000 per day.

New-building contracts (B)	Type	Dwt	Original scheduled delivery
Fritz (C)	Capesize	180,000	May 2010
Benthe (C)	Capesize	180,000	June 2010
Gayle Frances (C)	Capesize	180,000	July 2010
Iron Lena (C)	Capesize	180,000	August 2010

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

 (B) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. As of February 28, 2011, all the vessels are delayed in delivery and they may never be delivered at all.

(C)    Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: February 28, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer